18001616

SEC Mail Processing Section
APR 03 2018
Washington DC
408

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-67541

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/17 (MM/DD/YY) AND ENDING 12/31/17 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Sunstreet Securities, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

10320 W. McDowell Rd, Suite F-6018

(No. and Street)

Avondale	AZ	85392
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Mike Haddad (800) 823-1822

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Bryant A. Gaudette, CPA

(Name – *if individual, state last, first, middle name*)

21320 Provincial Blvd., #100	Katy	TX	77450
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, Munib S. Haddad, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Sunstreet Securities, LLC of December 31, 20 17, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

____

____

____

Signature

Managing Member

Title

Notary Public

Miguel A Millan
Notary Public
Maricopa County, Arizona
My Comm. Expires 04-13-2021

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss).
- [ ] (d) Statement of Changes in Financial Condition.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

SUNSTREET SECURITIES, LLC
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2017

ASSETS

Current assets:		
Cash and cash equivalents	$	18,701
Accounts receivable		36,274
Deposits		25,308
Total current assets		80,283
Property and equipment, net (Note 4)		3,731
Total assets	$	84,014

LIABILITIES AND STOCKHOLDER'S EQUITY

Current liabilities:		
Accounts payable	$	36,292
Total current liabilities		36,292
Commitments and contingent liabilities (Note 5)		-
Members equity:		
Member's capital		54,000
Distributions		(976,300)
Retained earning		970,022
		47,722
Total liabilities and member's equity	$	84,014

See independent auditors' report and accompanying notes

Member FINRA, SIPC
SunStreet
Securities, LLC

SEC
Mail Processing
Section
APR 03 2018
Washington DC
408

Mike S. Haddad
CEO/Chief Compliance Officer
10320 W. McDowell Rd
Bldg. F, Suite 6018
Avondale, AZ 85392
Tel: (800) 823-1822
Fax: (877) 885-8529
mhaddad@SunStreetSecurities.com

March 29, 2018

SEC Headquarters
100 F Street, NE
Washington, DC 20549
Attn: Annual Audited Reports
(202) 942-8088

RE: Annual Financial Reports For SunStreet Securities, LLC, SEC File # 8-67541 (CRD # 143211)

Dear Madam or Sir:

Enclosed are ***two copies*** of the annual audited financial reports for SunStreet Securities, LLC for the Firm's fiscal year ending December 31, 2017, along with the ***two copies*** of the Facing Page (Form X-17A-5 PART 111). To receive confidential treatment, the reports are bounded separately from the statements of financial conditions.

Thank you. Should you have any questions or concerns, please feel free to contact me.

Respectfully,

Munib (Mike) S. Haddad
CEO/Chief Compliance Officer